UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

Lighting Science Group Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

53224G103

(CUSIP Number)

Richard Weinberg

LED Holdings, LLC

c\o Pegasus Capital Advisors, L.P.

99 River Road

Cos Cob, CT 06807

(203) 869-4400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224G103

(1)	Names of reporting persons LED Holdings, LLC 26-0299414
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 29,172,496
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 29,172,496
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 29,172,496
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.31% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 203,922,569 shares of common stock outstanding as of November 30, 2011, which includes all shares outstanding as of November 30, 2011, and all shares issued pursuant to the Series G Subscription Agreement, dated December 1, 2011, discussed herein.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV (AIV) LED, LLC 26-0240524
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 165,477,329
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 165,477,329
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 165,477,329
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 81.15% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 203,922,569 shares of common stock outstanding as of November 30, 2011, which includes all shares outstanding as of November 30, 2011, and all shares issued pursuant to the Series G Subscription Agreement, dated December 1, 2011, discussed herein.

CUSIP No. 53224G103

(1)	Names of reporting persons PP IV LED, LLC 26-0196366
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 165,477,329
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 165,477,329
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 165,477,329
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 81.15% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 203,922,569 shares of common stock outstanding as of November 30, 2011, which includes all shares outstanding as of November 30, 2011, and all shares issued pursuant to the Series G Subscription Agreement, dated December 1, 2011, discussed herein.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS PARTNERS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 171,813,376(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 171,813,376(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 171,813,376(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.76% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes options to purchase up to 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.
(2)	Based on 203,922,569 shares of common stock outstanding as of November 30, 2011, which includes all shares outstanding as of November 30, 2011, and all shares issued pursuant to the Series G Subscription Agreement, dated December 1, 2011, discussed herein. Assumes the exercise of options to purchase 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.

CUSIP No. 53224G103

(1)	Names of reporting persons LSGC Holdings LLC 27-3651400
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 165,477,329
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 165,477,329
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 165,477,329
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 81.15% (1)
(14)	Type of reporting person (see instructions) OO

(1)	Based on 203,922,569 shares of common stock outstanding as of November 30, 2011, which includes all shares outstanding as of November 30, 2011, and all shares issued pursuant to the Series G Subscription Agreement, dated December 1, 2011, discussed herein.

CUSIP No. 53224G103

(1)	Names of reporting persons: LSGC Holdings II LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):
(6)	Citizenship or place of organization: DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,366,350(1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 3,366,350(1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 3,366,350(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions):
(13)	Percent of class represented by amount in row (11): 1.64%(2)
(14)	Type of reporting person (see instructions): CO

(1)	Includes options to purchase up to 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.

(2)	Based on 203,922,569 shares of common stock outstanding as of November 30, 2011, which includes all shares outstanding as of November 30, 2011, and all shares issued pursuant to the Series G Subscription Agreement, dated December 1, 2011, discussed herein. Assumes the exercise of options to purchase 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.

CUSIP No. 53224G103

(1)	Names of reporting persons: PCA LSG Holdings, LLC I.R.S. Identification Nos. of above persons (entities only): 45-3836143
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☐
(3)	SEC use only: ☐
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: DE
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 2,161,486 (1)
	(8)	Shared voting power: -0-
	(9)	Sole dispositive power: 2,161,486 (1)
	(10)	Shared dispositive power: -0-
(11)	Aggregate amount beneficially owned by each reporting person: 2,161,486 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in row (11): 1.05% (2)
(14)	Type of reporting person (see instructions): OO

(1)	Includes options to purchase up to 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.
(2)	Based on 203,922,569 shares of common stock outstanding as of November 30, 2011, which includes all shares outstanding as of November 30, 2011, and all shares issued pursuant to the Series G Subscription Agreement, dated December 1, 2011, discussed herein. Assumes the exercise of options to purchase 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 171,813,376(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 171,813,376(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 171,813,376(1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.76% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes options to purchase up to 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.
(2)	Based on 203,922,569 shares of common stock outstanding as of November 30, 2011, which includes all shares outstanding as of November 30, 2011, and all shares issued pursuant to the Series G Subscription Agreement, dated December 1, 2011, discussed herein. Assumes the exercise of options to purchase 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS INVESTORS IV GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 171,813,376
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 171,813,376 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 171,813,376 (1)
(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in row (11) 83.76% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes options to purchase up to 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.
(2)	Based on 203,922,569 shares of common stock outstanding as of November 30, 2011, which includes all shares outstanding as of November 30, 2011, and all shares issued pursuant to the Series G Subscription Agreement, dated December 1, 2011, discussed herein. Assumes the exercise of options to purchase 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.

CUSIP No. 53224G103

(1)	Names of reporting persons PEGASUS CAPITAL, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 172,780,326(1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 172,780,326(1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 172,780,326(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 84.23%(2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes options to purchase up to 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.
(2)	Based on 203,922,569 shares of common stock outstanding as of November 30, 2011, which includes all shares outstanding as of November 30, 2011, and all shares issued pursuant to the Series G Subscription Agreement, dated December 1, 2011, discussed herein. Assumes the exercise of options to purchase 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.

CUSIP No. 53224G103

(1)	Names of reporting persons CRAIG COGUT
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 172,942,080 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 172,942,080 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 172,942,080 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 84.30%(2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation that vested in four equal installments of 3,000 on April 23, 2010, July 1, 2010, October 1, 2010, and January 3, 2011, and 12,000 shares of common stock underlying options issued to Pegasus Capital Advisors IV, L.P. related to director compensation that vested or will vest in equal quarterly installments on the first trading day immediately following the end of each fiscal quarter of 2011 as the case may be and are subject to the Issuer’s Amended and Restated Equity-Based Compensation Plan. Includes options to purchase up to 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.
(2)	Based on 203,922,569 shares of common stock outstanding as of November 30, 2011, which includes all shares outstanding as of November 30, 2011, and all shares issued pursuant to the Series G Subscription Agreement, dated December 1, 2011, discussed herein. Assumes the exercise of options held by Pegasus Capital Advisors IV, L.P. and the issuance of 24,000 shares of common stock underlying those options. Assumes the exercise of options to purchase 1,194,536 shares of the Issuer’s common stock issued pursuant to the Subscription Agreement dated December 1, 2011.

Amendment No. 20 to Schedule 13D

This Amendment No. 20 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of LED Holdings, LLC (“LED Holdings”), PP IV (AIV) LED, LLC (“PPAIV”), PP IV LED, LLC (“PPLED”), Pegasus Partners IV, L.P. (“PPIV”), LSGC Holdings LLC (“LSGC Holdings”), LSGC Holdings II LLC (“LSGC Holdings II”), Pegasus Investors IV, L.P. (“PIIV”), Pegasus Investors IV GP, L.L.C. (“PIGP”), Pegasus Capital, LLC (“PCLLC”), and Craig Cogut (“Mr. Cogut”) with the Securities and Exchange Commission (the “SEC”), as the case may be, on October 15, 2007, as amended by Amendment No. 1 filed on April 11, 2008, Amendment No. 2 filed on May 1, 2008, Amendment No. 3 filed on July 30, 2008, Amendment No. 4 filed on January 12, 2009, Amendment No. 5 filed on February 20, 2009, Amendment No. 6 filed on May 22, 2009, Amendment No. 7 filed on August 17, 2009, Amendment No. 8 filed on September 1, 2009, Amendment No. 9 filed on March 8, 2010, Amendment No. 10 filed on March 24, 2010, Amendment No. 11 filed on April 28, 2010, Amendment No. 12 filed on May 14, 2010, Amendment No. 13 filed on July 2, 2010, Amendment No. 14 filed on July 16, 2010, Amendment No. 15 filed on November 5, 2010, Amendment No. 16 filed on December 28, 2010, Amendment No. 17 filed on February 2, 2011, Amendment No. 18 filed on February 18, 2011 and Amendment No. 19 filed on May 26, 2011. Except as specifically provided herein, this Amendment No. 20 supplements, but does not modify any of the disclosure previously reported in the Schedule 13D and the amendments referenced above. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 2. Identity and Background

Item 2 of this schedule is hereby supplemented and updated as follows:

PCA LSG Holdings, LLC (“PCA Holdings” and together with LED Holdings, PPAIV, PPLED, PPIV, PIIV, PIGP, PCLLC, LSGC Holdings, LSG Holdings II, and Mr. Cogut, the “Reporting Persons”) is a Delaware limited liability company, with its principal offices at c/o Pegasus Capital Advisors, L.P., 99 River Road, Cos Cob, CT 06807. PCA Holdings is engaged in the business of investment. Current information concerning the managing member of PCA Holdings is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, PCA Holdings and, to the best of PCA Holdings’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it, he or she has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

PCLLC is the managing member of PCA Holdings. PCLLC may be deemed to be directly or indirectly controlled by Mr. Cogut. PCLLC and Mr. Cogut disclaim beneficial ownership of any of the Issuer’s securities as to which this Amendment No. 20 relates, and this Amendment No. 20 shall not be deemed an admission that PCLLC or Mr. Cogut is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.

This Amendment No. 20 is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (“SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of Transaction

Series F Subscription Agreement

On November 17, 2011, the Issuer entered into the Series F Subscription Agreement (the “Series F Subscription Agreement”) with PCA Holdings and PPIV (together with PCA Holdings and any permitted assignees under the Series F Subscription Agreement, the “Series F Purchasers”) pursuant to which the Issuer gave the Series F Purchasers the option (the “Series F Option”), on or prior to December 31, 2011, to purchase up to 40,000 units (the “Series F Units”) of its securities at a price per Series F Unit of $1,000.00 (the “Series F Offering”). Each Series F Unit consisted of: (i) one share of the Issuer’s newly designated Series F Preferred Stock (the “Series F Preferred Stock”) and (ii) 83 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”).

In connection with the execution of the Series F Subscription Agreement, PCA Holdings purchased 10,000 Series F Units, for an aggregate purchase price of $10,000,000, using PCA Holdings’ working capital. As of November 17, 2011, Leon Wagner, one of the Issuer’s directors, also purchased an additional 1,500 Series F Units for an aggregate purchase price of $1,500,000 as a result of PCA Holdings’ assignment pursuant to the Series F Subscription Agreement.

        Pursuant to the Series F Subscription Agreement, if, at any time prior to November 17, 2013, the Issuer issued securities (other than issuances pursuant to the Issuer’s equity-based compensation plans) which PCA Holdings, in its sole discretion, determined were more favorable than the Series F Units, PCA Holdings had the right to convert its Series F Units, and to require all other Series F Purchasers to convert their Series F Units, for such newly issued securities (the “Conversion Right”). Upon such occurrence, any outstanding rights to purchase Series F Units would have also converted into the right to purchase the newly issued securities on substantially the same terms and conditions as those offered to the purchasers of the newly issued securities.

In addition, if, at any time while shares of the Series F Preferred Stock remained outstanding, the Issuer issued securities (other than pursuant to the Issuer’s equity-based compensation plans) that resulted in gross proceeds to the Issuer of at least $50,000,000 (a “Subsequent Issuance”), the Issuer was required to notify all holders of Series F Preferred Stock of the terms and conditions of such Subsequent Issuance. Simultaneous with, and subject to the closing of, such Subsequent Issuance, each holder of Series F Preferred Stock would have had the right to: (i) require the Issuer to use the proceeds of such Subsequent Issuance to redeem the Series F Preferred Stock, provided that such redemption was not prohibited by the terms of the securities issued in the Subsequent Issuance and would not have resulted in an event of default under the Issuer’s loan agreements with Wells Fargo Bank, N.A. (“Wells Fargo”) or Ares Capital Corporation (“Ares Capital”); or (ii) convert all or a portion of such holders of Series F Preferred Stock into the securities issued in the Subsequent Issuance on substantially the same terms and conditions governing the Subsequent Issuance. If a holder elected to convert its shares of Series F Preferred Stock pursuant to (ii) above, such holder would have been required to forfeit 80% of the shares of Common Stock issued in conjunction with each converted share of Series F Preferred Stock. Upon any conversion or redemption of the Series F Preferred Stock or Series F Units, each share of Series F Preferred Stock would have been valued at its then present Liquidation Value as defined in the Certificate of Designation of the Series F Preferred Stock.

Each share of Series F Preferred Stock was entitled to an annual cumulative dividend of 10.0% of the Liquidation Value (as defined in the Certificate of Designation of the Series F Preferred Stock) of such share (which initially was the $1,000.00 purchase price), which compounded annually and accrued to Liquidation Value only. The Series F Preferred Stock ranked senior to the liquidation preferences of the Common Stock. The Issuer would have been required to redeem all outstanding shares of the Series F Preferred Stock by the later of (a) February 21, 2014, and (b) to the extent required by the terms of such securities and for so long as such securities remained outstanding after February 21, 2014, up to 91 days after the maturity date, if any, of the securities issued in a Subsequent Transaction, provided that the redemption date would have been extended automatically if redemption would have resulted in an event of default under the loan agreements with Wells Fargo or Ares Capital.

PCA Holdings could have assigned all or any portion of its right to purchase units pursuant to the Series F Subscription Agreement to an assignee of its choosing.

Series G Subscription Agreement

In accordance with the Conversion Right provided under the Series F Subscription Agreement, on December 1, 2011, the Issuer entered into the Series G Unit Subscription Agreement (the “Series G Subscription Agreement” and together with the Series F Subscription Agreement, the “Subscription Agreements”) with PCA Holdings, PPIV, LSGC Holdings II, Ensemble Lights, LLC, (“Ensemble”), Belfer Investment Partners L.P. (“Belfer”), Lime Partners, LLC, (“Lime”), Mr. Mark Kristoff and Mr. Alan Docter (LSGC Holdings II, Ensemble, Belfer, Lime and Messrs. Kristoff and Docter collectively, the “New Purchasers” and together with PPIV, PCA Holdings and any additional investors that may become party to the Series G Subscription Agreement, the “Series G Purchasers”). Pursuant to the Series G Subscription Agreement, the Issuer issued an aggregate of 23,958 units (the “Series G Units”) of the Issuer’s securities at a price per Series G Unit of $1,000.00 (the “Series G Offering”). Each Series G Unit consists of: (i) one share of the Issuer’s newly designated Series G Preferred Stock (the “Series G Preferred Stock”) and (ii) 83 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”). LSGC Holdings II, Ensemble, Belfer, Lime, Mr. Docter and Mr. Kristoff purchased 6,458, 2,000, 1,200, 800, 1,000, and 1,000 Series G Units, respectively, for an aggregate of 12,458 Series G Units for total consideration of $12,458,000.00. As result of the Series G Offering and the issuance of Series F Units, the Issuer has raised an aggregate of approximately $25.5 million.

In connection with the issuance of Series G Units by the Issuer, and pursuant to the Conversion Right, PCA Holdings elected to exchange all of its outstanding Series F Units for Series G Units, which required Mr. Wagner to also exchange his Series F Units for Series G Units. In connection with the exercise of the Conversion Right, (i) the Issuer exchanged each Series F Unit for one Series G Unit and agreed that the Series G Preferred Stock issued to the Series F Purchasers would be deemed to have begun earning and accruing the dividend (as set forth in the Issuer’s Series G Preferred Stock Certificate of Designation, the “Series G Certificate of Designation”) as of November 17, 2011 and (ii) the Series F Option was replaced by a right to purchase Series G Units pursuant to the terms and conditions of the Series G Subscription Agreement (the “Series G Option”). The Issuer issued 10,000 Series G Units to PCA Holdings and 1,500 Series G Units to Mr. Wagner pursuant to the Conversion Right. PCA Holdings, PPIV and LSGC Holdings II may assign all or any portion of their right to purchase Series G Units pursuant to the Series G Option to assignees of their choosing.

        Pursuant to the Series G Subscription Agreement, if, at any time while shares of Series G Preferred Stock remain outstanding, the Issuer issues securities (other than pursuant to the Issuer’s equity-based compensation plans) that results in gross proceeds to the Issuer of at least $50,000,000 (a “Series G Subsequent Issuance”), the Issuer must notify all holders of Series G Preferred Stock of the terms and conditions of such Series G Subsequent Issuance. Simultaneous with, and subject to the closing of, such Series G Subsequent Issuance, each holder of Series G Preferred Stock would have the right to: (i) require the Issuer to use the proceeds of such Subsequent Issuance to redeem all of such holder’s Series G Preferred Stock, provided that such redemption is not prohibited by the terms of the securities issued in the Series G Subsequent Issuance and would not result in an event of default under the Issuer’s loan agreements with Wells Fargo or Ares Capital; or (ii) convert all or a portion of such holder’s Series G Preferred Stock into the securities issued in the Series G Subsequent Issuance on substantially the same terms and conditions governing the Series G Subsequent Issuance. If a holder elects to redeem or convert its shares of Series G Preferred Stock, such holder would retain all of the shares of Common Stock issued in conjunction with each redeemed or converted share of Series G Preferred Stock. Upon any conversion or redemption of the Series G Preferred Stock or Units, each share of Series G Preferred Stock would be valued at its accrued value (as set forth in the Series G Certificate of Designation).

Each share of Series G Preferred Stock is entitled to an annual cumulative dividend of 10.0% of the accrued value (as set forth in the Series G Certificate of Designation) of such share (which initially was the $1,000.00 purchase price), which compounds annually. On November 17, 2013, the dividend will become payable semi-annually, in cash in arrears, and will increase to 15.0%. Furthermore, on February 21, 2014, the dividend will increase to 18.0%. The Series G Preferred Stock ranks senior to the liquidation preferences of the Common Stock. Shares of the Series G Preferred Stock must be redeemed by the Issuer on the later of (a) February 21, 2014, and (b) to the extent required by the terms of such securities and for so long as such securities remain outstanding after February 21, 2014, up to 91 days after the maturity date, if any, of the securities issued in a Subsequent Transaction, provided that the redemption date will be extended automatically if redemption would result in an event of default under the loan agreements with Wells Fargo or Ares Capital.

In addition, if, at any time prior to November 17, 2013, the Issuer issues securities (other than issuances pursuant to the Issuer’s equity-based compensation plans or pursuant to a Series G Subsequent Issuance) which PCA Holdings, in its sole reasonable discretion, determines are more favorable than the Series G Units, each Series G Purchaser may exchange all of its Series G Units, valued at the accrued value (as set forth in the Series G Certificate of Designation) of the Series G Preferred Stock included in such Series G Unit, for such newly issued securities. Upon such occurrence, any outstanding rights to purchase Series G Units would also convert into the right to purchase the newly issued securities on substantially the same terms and conditions as those offered to the purchasers of the newly issued securities.

On December 9, 2011, PCA Holdings partially exercised the Series G Option by electing to purchase 1,650 of the Issuer’s Series G Units.

PCA Holdings has informed the Issuer that it currently anticipates at least 6,500 additional Series G Units will be purchased in accordance with the Series G Subscription Agreement and pursuant to the Series G Option. PCA Holdings currently anticipates assigning a portion of the Series G Option in accordance with its terms. According to the Issuer, the expected proceeds from the Series G Offering and issuance of Series F Units will be used to fund the Issuer’s increased working capital needs resulting from the substantial increases in orders during the fourth quarter of 2011, both of which are expected to continue into 2012.

Participation Agreement

In connection with the Subscription Agreements, PCA Holdings, PPIV, PIIV, Pegasus Capital Partners IV, L.P. and Pegasus Partners IV (OA) have agreed to enter into a Participation Agreement (the “Participation Agreement”) that will grant to certain limited partners of PPIV options to purchase any Series G Units subscribed for under the Series G Subscription Agreement, including the 10,000 Series G Units that were issued to PCA Holdings on December 1, 2011, upon the conversion of 10,000 Series F Units that were purchased previously under the Series F Subscription Agreement. Upon a conversion of securities pursuant to a Series G Subsequent Issuance, as discussed above, the options offer to be set forth in the Participation Agreement will apply to such new securities.

The foregoing descriptions of the Subscription Agreements do not purport to be complete and are qualified in their entirety by reference to the full texts of the agreements, which are incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional shares of Common Stock or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to its investment decision.

Except as set forth herein or in previous amendments to this Schedule 13D, as the case may be, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 20 are incorporated herein by reference. Such information is based upon 203,922,569 shares of Common Stock outstanding as of November 30, 2011, which includes all shares outstanding as of November 30, 2011, and all shares issued pursuant to the Series G Subscription Agreement. Assumes the exercise of options to purchase 1,194,536 shares of the Issuer’s common stock issued pursuant to the Series G Subscription Agreement.

The disclosure regarding the Subscription Agreements, the Participation Agreement and the related disclosure in Item 4 is incorporated herein by reference.

Except as set forth herein and in our previously filed amendments to Schedule 13D, as the case may be, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure regarding the Subscription Agreements and the Participation Agreement in Item 4 is incorporated herein by reference.

The Subscription Agreements are included as Exhibits 10.1 and 10.2 to this Amendment No. 20 and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

10.1

Subscription Agreement, dated November 17, 2011, among Lighting Science Group Corporation, PCA LSG Holdings, LLC and Pegasus Partners IV, L.P. (incorporated by reference to exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 21, 2011).

10.2	Subscription Agreement, dated December 1, 2011, among Lighting Science Group Corporation, PCA LSG Holdings, LLC, Pegasus Partners IV, L.P., LSGC Holdings II LLC, Ensemble Lights, LLC, Belfer Investment Partners L.P., Lime Partners, LLC, Mark Kristoff and Alan Docter (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 6, 2011).

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2011

LED HOLDINGS, LLC

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Manager

PP IV (AIV) LED, LLC

By:	Pegasus Partners IV (AIV), L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PP IV LED, LLC

By:	Pegasus Partners, IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS PARTNERS IV, L.P.

By:	Pegasus Investors IV, LP
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

LSGC HOLDINGS LLC

By:	Pegasus Partners IV, L.P.,
its managing member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

LSGC HOLDINGS II LLC

By:	Pegasus Partners IV, L.P.,
its sole member

By:	Pegasus Investors IV, L.P.,
its general partner

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Steven Wacaster
Name: Steven Wacaster
Title: Vice President

PCA LSG HOLDINGS, LLC

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV, L.P.

By:	Pegasus Investors IV GP, L.L.C.,
its general partner

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS INVESTORS IV GP, L.L.C.

By:	/s/ Richard Weinberg
Name: Richard Weinberg
Title: Vice President

PEGASUS CAPITAL, LLC

By:	/s/ Craig Cogut
Name: Craig Cogut
Title: President & Managing Member

/s/ Craig Cogut
CRAIG COGUT

Annex A

MANAGING MEMBER OF

PCA LSG HOLDINGS, LLC

Name	Position	Address
Pegasus Capital, LLC	Managing Member	c/o Pegasus Capital Advisors, L.P., 99 River Road, Cos Cob, CT 06807